GME Innotainment, Inc.

208 East 51st Street, Suite 170, New York, NY 10022

Phone: (212) 508-2130

Thomas Jones.

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         GME Innotainment, Inc.

Offering Statement on Form 1-A

Filed: January 10, 2020

Response Dated: March 9, 2020

File No. 024-11139

March 9, 2020

Dear Mr. Jones,

This letter sets forth the response of GME Innotainment, Inc., (“GRSO” or the “Company”) to the Staff’s oral comment dated March 9, 2020.

Signatures, page 97

1.	We note your response to prior comment 8. Please do not change the form of text required to appear in the first half of your Signatures page, and please do not omit the line "By (Signature and Title)" that is included in the Form.

Response: The Company has updated the Signature sections as requested.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 508-2130 or Andrew Coldicutt of the Law Office of Andrew Coldicutt at (619) 228-4970. Thank you for your attention to this matter.

GME Innotainment, Inc.

/s/Yves R. Michel

Name: Yves R. Michel

Title: Chief Executive Officer, Director